

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Mr. Fernando Ramírez Mazarredo
Chief Financial Officer
Paseo de la Castellana 278-280
28046 Madrid, Spain

  Re: **Repsol YPF, S.A.**
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed June 29, 2010
     File No. 1-10220

Dear Mr. Ramírez Mazarredo:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director